

Mail Stop 6010

July 11, 2008

John D. Giolli
Chief Financial Officer
Millennium Cell Inc.
1 Industrial Way West
Eatontown, New Jersey 07724

> **Re: Millennium Cell Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 19, 2008**
> **File No. 000-31083**

Dear Mr. Giolli:

We issued comments to you on the above captioned filing on April 9, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 25, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 25, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Andri Boerman, Staff Accountant, at 202-551-3645 or Kaitlin Tillan, Assistant Chief Accountant, at 202-551-3604 if you have any questions.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant